AMENDMENT TO THE AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

OF
STONELEIGH PARTNERS ACQUISITION CORP.

Pursuant to Section 242 of the

Delaware General Corporation Law

The undersigned, being a duly authorized officer of STONELEIGH PARTNERS ACQUISITION CORP. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1.           The name of the Corporation is Stoneleigh Partners Acquisition Corp.

2.           The Corporation’s Certificate of Incorporation was filed in the office of the Secretary of State of the State of Delaware on September 9, 2005, and Amended and Restated Certificates of Incorporation were filed in the office of the Secretary of State of the State of Delaware on April 3, 2007 and May 30, 2007.

3.           This Amendment to the Amended and Restated Certificate of Incorporation amends the Amended and Restated Certificate of Incorporation of the Corporation.

4.           This Amendment to the Amended and Restated Certificate of Incorporation was duly adopted by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware (the “GCL”).

5.           The text of ARTICLE SIXTH is hereby amended and restated to read in full as follows:

The Corporation’s existence shall terminate on December 31, 2009 (the “Termination Date”). This provision may only be amended in connection with, and become effective upon, the consummation of a Business Combination (defined below). A proposal to so amend this section shall be submitted to stockholders in connection with any proposed Business Combination pursuant to Article Seventh (A) below.

IN WITNESS WHEREOF, I have signed this Amendment to the Amended and Restated Certificate of Incorporation this 29th day of May, 2009.

Stoneleigh Partners Acquisition Corp.

By: /s/ James A. Coyne
Name: James A. Coyne
Title: Vice Chairman